Deloitte & Touche LLP
1115 Wacker Drive
Chicago IL 60606-4301
USA
Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com
January 15, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549-7561
Deal Sirs/Madams:
We have read Item 4.01 of Insurance Auto Auctions, Inc. Form 8-K dated January 15, 2007, and have the following comments:
1.	We agree with the statements made in the first sentence of the first paragraph. We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph.
2.	We agree with the statements made in the second paragraph.
3.	We have no basis on which to agree or disagree with the statements made in the third and fourth paragraphs.
Yours truly,
/s/ Deloitte & Touche LLP

cc:	Mr. Thomas C. O’Brien, Chief Executive Officer
Mr. Brian T. Clingen, Chairperson of the Audit Committee
Mr. Scott P. Pettit, Chief Financial Officer
Member of
Deloitte Touche Tohmatsu